KIRKLAND LAKE GOLD DECLARES QUARTERLY DIVIDEND PAYMENT

Toronto, Ontario – September 12, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) is pleased to announce that a quarterly dividend payment of CAD$0.01 per common share will be paid on October 16, 2017 to shareholders of record as of the close of business on September 29, 2017. The payment represents the second quarterly dividend payment made to shareholders following the Company’s adoption of a dividend policy in March 2017. The Company’s quarterly dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 target production of 570,000 to 590,000 ounces from mines in Canada and Australia. The production profile of the Company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and, in this press release, include information regarding planned dividend payments and the management of the Company’s dividend policy. The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development of the Taylor Mine and development of the WPZ area; the addition of mineral resources and reserves at the East and West Porphyry deposits and the anticipated effects thereof; anticipated release date of future drill results from the Taylor Property; the future development of the Company’s Canadian and Australian operations, the ability to realize synergies and cost savings; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2016, financial statements and related MD&A for the second quarter ended June30, 2017 and the interim financial reports and related MD&A for the period ended June 30, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For more information, please contact:

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com
Website : www.klgold.com